SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                   CAPITAL REALTY INVESTORS II LTD PARTNERSHIP
                         A MARYLAND LIMITED PARTNERSHIP

                             AT $100.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
        Transaction Valuation*                   Amount of Filing Fee
              $1,000,000                                $200.00
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*  For  purposes  of  calculating the filing fee only.  This calculation assumes the purchase of 10,000 Units at a purchase price of $100 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule  and  the  date  of  its  filing.
--------------------------------------------------------------------------------
                                                            Equity  Resource
Amount  Previously  Paid:    $200.00        Filing  Party:  Lexington  Fund
Form  of Registration No.:   Schedule TO                    Limited  Partnership
                                                            Not  Applicable
                                            Date Filed:     November 19, 2001
--------------------------------------------------------------------------------

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                                 AMENDMENT NO. 1
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 19, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 10,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Ltd Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 19, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership. The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     COVER  PAGE  AND  ITEM  4

     The Cover Page and Item 4 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     COVER  PAGE

     The  cover  letter  is  amended  to  include  the  following  paragragh:
"The Purchaser recently conducted an offer to purchase units in the Partnership at the same price that it is currently offering to purchase Units. That offer began on June 22, 2001 and concluded on August 6, 2001. The Purchaser reserves the right to conduct future offers for Units in the Partnership. See 'THE OFFER-Section 8-Future Plans.'"

     ITEM  4-TERMS  OF  THE  TRANSACTION

     THE  OFFER

     Section 8-The first paragraph of Section 8--"Future Plans" is amended in its entirety as follows:

"FUTURE PLANS OF THE PURCHASER. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. However, the Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. Those future purchases may be at prices higher or lower than the Offer Price.

Limited Partners should note that the Purchaser recently conducted an offer to purchase units in the Partnership. That offer began on June 22, 2001 and concluded on August 6, 2001 (the "First Offer"). The primary factor in the Purchaser's decision to commence this Offer for units in the Partnership was the belief that some limited partners would be interested in liquidating their investment in the partnership before the end of the year. At the time of the First Offer, the Purchaser did not anticipate conducting a subsequent offer at

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this time.  The Purchaser decided to conduct this Offer in October of 2001.  The decision to conduct this Offer was not based on the number of Units tendered as a result of the First Offer and the number of Units tendered as a result of this Offer will not be a deciding factor in the Purchaser's decision to commence a third offer.

It is the Purchaser's belief that the primary factor in a limited partner's decision to sell its Units is the opportunity for liquidity, and decisions to commence future offers will be based primarily on the Purchaser's belief that the timing of the offer would take place at a time that would be most favorable to limited partners seeking liquidity. Though the Purchaser has not considered the timing of any future offers, it believes that the most advantageous times to conduct offers are in March and April to coincide with the filing of tax returns and November and December to coincide with the end of the fiscal year."

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                                   SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     December 4, 2001               Equity Resource Lexington Fund Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/  Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson
                                                     Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/  Eggert  Dagbjartsson_
                                                     Eggert  Dagbjartsson
                                                     Eggert  Dagbjartsson


                                  EXHIBIT INDEX


 Exhibit No.                Description
---------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  November  19,  2001*
---------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  November  19,  2001*
---------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)        Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--      Not  applicable.
---------------------------------------------------------------
(b)  -        Not  applicable.
---------------------------------------------------------------
(c)  -        Not  applicable.
---------------------------------------------------------------
(d)(1)-       Not  applicable.
---------------------------------------------------------------
(e)  -        Not  applicable.
---------------------------------------------------------------
(f)  -        Not  applicable.
---------------------------------------------------------------
(g)           Not  applicable
---------------------------------------------------------------
(h)           Not  applicable.
---------------------------------------------------------------
*  Previously  filed

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